Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

April 27, 2018

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn. Jay Williamson, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	Stellus Capital Investment Corporation
Amended Preliminary Proxy Statement – filed April 6, 2018

Dear Mr. Williamson:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the additional comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 20, 2018 and April 23, 2018 relating to the Company’s Amended Preliminary Proxy Statement on Schedule 14A (File No. 814-00971) (the “Preliminary Proxy Statement”) and responses to the Staff’s comments previously provided on April 13, 2018 and April 20, 2018 (the “Prior Response Letter”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where indicated, revised disclosure will be included in the definitive proxy statement on Schedule 14A to be filed by the Company (the “Definitive Proxy Statement”).

1.	We note the text proposed in response to comment 3 in the Prior Response Letter and believe that the suggested disclosure in the Staff’s comment is clearer to investors. Please consider revising this disclosure as recommended by the Staff.

Response: The Company has revised its disclosure in accordance with the Staff’s comment.

2.	Based on your response to comment 4 in the Prior Response Letter it appears the purpose of Proposal 3 included in the Preliminary Proxy Statement is to request stockholder approval to reduced asset coverage ratio prior to April 4, 2019. As drafted, the proposal is broader than its purpose. Please revise the proposal so that it seeks authority for only the period prior to April 4, 2019 or explain why you have not done so.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that the proposal is broader than its purpose. Proposal 3, if permitted would reduce the Company’s required minimum asset coverage ratio from 200% to 150% with immediate effect. If Proposal 3 is not approved, then the reduced minimum asset coverage ratio will not take effect until the statutory one-year waiting period has expired. The Company has revised Proposal 3 to indicate that the reduced minimum asset coverage ratio will take immediate effect.

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Mr. Jay Williamson April 27, 2018 Page 2

The Company further advises the Staff that it does not believe that Proposal 3 amounts to a ratification of the Board’s action to approve the Company’s required minimum asset coverage ratio effective April 4, 2019, such that stockholder approval would change the Board’s responsibility for taking action on the proposal. The Company’s Board has recommended that stockholders vote to approve Proposal 3, which would take effect immediately as permitted under the SBCA, and have done so in exercise of their fiduciary duty to stockholders. This recommendation reflects the Board’s determination that the adoption of Proposal 3 by the Company’s stockholders is in the best interest of the Company and its stockholders and is based on the same grounds as the Board’s decision to adopt the reduced minimum asset coverage ratio subject to the expiration of the statutory one-year waiting period.

3.	We note your response to comment 5 in the Prior Response Letter. Please revise your disclosure to more clearly explain how the additional borrowings make the incentive hurdle easier to meet. Also please quantify the potential increase in base management fee assuming the company increases its leverage to the maximum extent permitted.

Response: The Company has revised the disclosure in accordance with the Staff’s comment.

4.	We reissue comment 6. We believe the disclosure is helpful to understanding the proposal and should be provided using reasonable assumptions that are disclosed and explained for investors.

Response: The Company acknowledges the Staff’s comment and respectfully disagrees with the Staff’s analysis. The Company believes that the assumptions required in drafting the disclosure requested by the Staff’s comment are inherently unreasonable and speculative. However, the Company agrees to comply with the Staff’s comment and has included the disclosure requested in the Staff’s prior comment 6.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845 or Adam Park at (202) 383-0937.

Sincerely,

Stephani M. Hildebrandt